C.E. Unterberg, Towbin, LLC

350 Madison Avenue

New York, New York 10017

June 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Mr. Alan Morris

MedicalCV, Inc.

Registration Statement on Form SB-2 (File No. 333-134315)

Dear Mr. Morris:

On behalf of the Representatives of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request that the staff withdraw the acceleration of effectiveness request sent to the staff on June 9, 2006.

If you have questions or comments regarding this request, please call Jocelyn Arel of Goodwin Procter LLP at (617) 570-1000.

Very truly yours,

C.E. UNTERBERG, TOWBIN, LLC

as a Representative of the several underwriters

By:	/s/ Jennifer Buckley Deeney
	Name:	Jennifer Buckley Deeney
	Title:	Managing Director,
Head of Syndicate